September 4, 2024

Huan Liu
Chief Executive Offficer
Cheetah Net Supply Chain Service Inc.
6201 Fairview Road, Suite 225
Charlotte, NC 28210

       Re: Cheetah Net Supply Chain Service Inc.
           Registration Statement on Form S-3
           Filed August 28, 2024
           File No. 333-281820
Dear Huan Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li